UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into Material Definitive Agreement

On May 4, 2026, JIADE LIMITED, a company incorporated under the laws of the Cayman Islands (the “Company”), entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with each of certain purchasers (each, a “Purchaser”, and collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreement, each Purchaser agreed to purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 50,000,000 Class A ordinary shares of the Company, par value $0.0025 per share, subject to adjustments for forward and reverse stock splits, recapitalizations, stock dividends and the like after the date of the Securities Purchase Agreement (the “Shares”), at a purchase price of $0.24 per share, for an aggregate purchase price of $12,000,000 (the “Offering”). Pursuant to the Securities Purchase Agreement, the Offering shall have an initial closing of $3.36 million of the Company’s Class A ordinary shares on or about May 5, 2026 (the “Initial Closing”), and the second closing of $8.64 million of the Company’s Class A ordinary shares on a date to be determined by the Company but no later than June 30, 2026 (the “Second Closing”), subject, in each case, to the satisfaction of customary and other closing conditions. In addition to the customary closing conditions, no Second Closing may occur unless the Company has effectuated a share consolidation and has further amended its Amended and Restated Memorandum and Articles of Association.

On May 7, 2026, the Initial Closing occurred and the Company will issue 14,000,000 Class A ordinary shares (the “Initial Closing Shares”) upon the confirmed receipt of $3.36 million in gross proceeds from the Purchasers, before deducting offering expenses.

The Shares were and will be offered under the Company’s registration statement on Form F-3 (File No. 333-292574), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 5, 2026 and declared effective on January 13, 2026 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with the sale of the Initial Closing Shares was filed with the Commission on May 6, 2026. The Securities Purchase Agreement, the transactions contemplated thereby, and the issuance of the Shares have been approved by the Company’s board of directors.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of the Form of Securities Purchase Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

This current report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-292574), filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP
10.1	Form of Securities Purchase Agreement
23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
99.1	Press Release on Pricing of the Company’s Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JIADE LIMITED

By:	/s/ Yuan Li
Name:	Yuan Li
Title:	Co-Chief Executive Officer

Date: May 7, 2026

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